SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRI Pointe Homes, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87265H109
(CUSIP Number)

July 10, 2014[1]
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Reporting Persons are making this filing voluntarily. This date reflects the date that the filing is being made rather than an event which requires the filing of this Statement.

CUSIP No. 87265H109	13G/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,557,598 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,557,598 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,557,598 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 87265H109	13G/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 206,177 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 206,177 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,177 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 87265H109	13G/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 517,168 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 517,168 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,168 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 87265H109	13G/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 24,327 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 24,327 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,327 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .0002%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 87265H109	13G/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Black Diamond Thematic Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 410,458 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 410,458 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,458 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 87265H109	13G/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,861,830 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,861,830 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,861,830 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 87265H109	13G/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,861,830 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,861,830 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,861,830 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 87265H109	13G/A	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,861,830 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,861,830 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,861,830 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 87265H109	13G/A	Page 10 of 14 Pages

1	NAMES OF REPORTING PERSONS Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,861,830 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,861,830 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,861,830 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 87265H109	13G/A	Page 11 of 14 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13G, filed with the Securities and Exchange Commission on July 10, 2014 (the "Original Schedule 13G" and together with this Amendment No. 1, the "Schedule 13G") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of TRI Pointe Homes, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13G. This Amendment No. 1 amends Items 4 and 5 as set forth below. This Amendment No. 1 constitutes an "exit filing" with respect to the Schedule 13G for the Reporting Persons.

Item 4.	OWNERSHIP.

A. Double Offshore:

(a) Amount beneficially owned: 3,577,598 shares of Common Stock

(b) Percent of class: 2.2%

(c)  (i)   Sole power to vote or direct the vote: -0-

(ii)   Shared power to vote or direct the vote: 3,577,598 shares of Common Stock

(iii)  Sole power to dispose or direct the disposition: -0-

(iv)  Shared power to dispose or direct the disposition: 3,577,598 shares of Common Stock

B. Offshore:

(a) Amount beneficially owned: 206,177 shares of Common Stock

(b) Percent of class: 0.1%

(c) (i)   Sole power to vote or direct the vote: -0-

     (ii)   Shared power to vote or direct the vote: 206,177 shares of Common Stock

    (iii)   Sole power to dispose or direct the disposition: -0-

    (iv)   Shared power to dispose or direct the disposition: 206,177 shares of Common Stock

C. Relative Value Offshore:

(a) Amount beneficially owned: 517,168 shares of Common Stock

(b) Percent of class: 0.3%

(c) (i)   Sole power to vote or direct the vote: -0-

     (ii)   Shared power to vote or direct the vote: 517,168 shares of Common Stock

    (iii)   Sole power to dispose or direct the disposition: -0-

    (iv)   Shared power to dispose or direct the disposition: 517,168 shares of Common Stock

D. Arbitrage:

(a) Amount beneficially owned: 24,327 shares of Common Stock

(b) Percent of class: .0002%

(c) (i)   Sole power to vote or direct the vote: -0-

     (ii)   Shared power to vote or direct the vote: 24,327 shares of Common Stock

    (iii)   Sole power to dispose or direct the disposition: -0-

                (iv)   Shared power to dispose or direct the disposition: 24,327 shares of Common Stock

E. Thematic:

(a) Amount beneficially owned: 410,458 shares of Common Stock

(b) Percent of class: 0.3%

(c) (i)   Sole power to vote or direct the vote: -0-

     (ii)   Shared power to vote or direct the vote: 410,458 shares of Common Stock

    (iii)   Sole power to dispose or direct the disposition: -0-

                (iv)   Shared power to dispose or direct the disposition: 410,458 shares of Common Stock

CUSIP No. 87265H109	13G/A	Page 12 of 14 Pages

F. Carlson Capital:

(a) Amount beneficially owned: 4,861,830 shares of Common Stock

(b) Percent of class: 3.0%

(c) (i)   Sole power to vote or direct the vote: -0-

     (ii)   Shared power to vote or direct the vote: 4,861,830 shares of Common Stock

    (iii)   Sole power to dispose or direct the disposition: -0-

                (iv)   Shared power to dispose or direct the disposition: 4,861,830 shares of Common Stock

G. Asgard II:

(a) Amount beneficially owned: 4,861,830 shares of Common Stock

(b) Percent of class: 3.0%

(c) (i)   Sole power to vote or direct the vote: -0-

     (ii)   Shared power to vote or direct the vote: 4,861,830 shares of Common Stock

     (iii)  Sole power to dispose or direct the disposition: -0-

                 (iv)  Shared power to dispose or direct the disposition: 4,861,830 shares of Common Stock

H. Asgard:

(a) Amount beneficially owned: 4,861,830 shares of Common Stock

(b) Percent of class: 3.0%

(c) (i)   Sole power to vote or direct the vote: -0-

     (ii)   Shared power to vote or direct the vote: 4,861,830 shares of Common Stock

    (iii)   Sole power to dispose or direct the disposition: -0-

                (iv)   Shared power to dispose or direct the disposition: 4,861,830 shares of Common Stock

I. Mr. Carlson:

(a) Amount beneficially owned: 4,861,830 shares of Common Stock

(b) Percent of class: 3.0%

(c) (i)   Sole power to vote or direct the vote: -0-

    (ii)   Shared power to vote or direct the vote: 4,861,830 shares of Common Stock

   (iii)   Sole power to dispose or direct the disposition: -0-

               (iv)   Shared power to dispose or direct the disposition: 4,861,830 shares of Common Stock

The percentages used herein are based upon 161,332,533 shares of Common Stock outstanding, which number includes (i) 31,632,533 shares of Common Stock outstanding as of May 15, 2014, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission ("SEC") on May 22, 2014, plus (ii) 129,700,000 shares of Common Stock issued on July 7, 2014, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on July 7, 2014. As of July 10, 2014, the Reporting Persons beneficially own 4,861,830 shares of Common Stock in the aggregate, representing approximately 3.0% of the outstanding Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [X].

CUSIP No. 87265H109	13G/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 10, 2014

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 87265H109	13G/A	Page 14 of 14 Pages

BLACK DIAMOND THEMATIC OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.
By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

By: /s/ Clint D. Carlson____________________
Name: Clint D. Carlson